                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 11-K

(Mark One)

[X]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
           EXCHANGE ACT OF 1934

           For the fiscal year ended MAY 29, 2005
                                     -------------

                                       or

[ ]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934.

           For the transition period from _____________to______________

           Commission File Number   1-11344
                                 ------------

           A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       INTERMAGNETICS GENERAL CORPORATION
                                IGC SAVINGS PLAN

           B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       INTERMAGNETICS GENERAL CORPORATION
                             450 OLD NISKAYUNA ROAD
                           LATHAM, NEW YORK 12110-0461

IGC 401(K) RETIREMENT SAVINGS PLAN
INDEX
MAY 31, 2005 AND 2004
--------------------------------------------------------------------------------

PAGE(S)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM...........................................1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits...................................................2

Statements of Changes in Net Assets Available for Benefits........................................3

Notes to Financial Statements...................................................................4-8

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)* ...................................9


* Other schedules required by 29 CFR 2520.103-8 of the Department of Labor
  Rules and Regulations for Reporting and Disclosure under the Employee
  Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.


SIGNATURE......................................................................................10

EXHIBITS

         23   Consent of Independent Registered Certified Public Accounting Firm...............12


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Participants and Administrator
IGC 401(k) Retirement Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of IGC 401(k) Retirement Savings Plan (the "Plan") at May 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at May 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PriceWaterhouseCoopers LLP


Albany, New York
November 4, 2005

IGC 401(K) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
MAY 31, 2005 AND 2004
--------------------------------------------------------------------------------

                                                           2005              2004
   ASSETS
     Investments, at fair value                      $   30,617,874    $  26,794,086
     Investment, at contract value                        4,185,207                -
     Employee contributions receivable                      112,381           33,241
     Employer contributions receivable                    1,147,759          598,393
                                                     --------------    -------------
        Net assets available for benefits            $   36,063,221    $  27,425,720
                                                     ==============    =============






    The accompanying notes are an integral part of the financial statements.

IGC 401(K) RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED MAY 31, 2005 AND 2004
--------------------------------------------------------------------------------


                                                                           2005           2004
INVESTMENT INCOME
   Net appreciation in fair value of investments                      $  2,111,240    $  3,035,870
   Interest and dividends                                                  581,061         290,293
                                                                      ------------    ------------
     Total investment income                                             2,692,301       3,326,163
                                                                      ------------    ------------
CONTRIBUTIONS
   Participants                                                          3,512,211       2,082,812
   Employer                                                              2,398,333       1,201,426
                                                                      ------------    ------------
     Total contributions                                                 5,910,544       3,284,238
                                                                      ------------    ------------
                                                                         8,602,845       6,610,401
                                                                      ------------    ------------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
   Withdrawals and benefits paid to participants                         7,929,583       2,062,481
                                                                      ------------    ------------
     Total deductions                                                    7,929,583       2,062,481
                                                                      ------------    ------------
Merger into Plan (note 1)                                                7,964,239               -
                                                                      ------------    ------------
Net increase                                                             8,637,501       4,547,920
NET ASSETS AVAILABLE FOR BENEFITS
   Beginning of year                                                    27,425,720      22,877,800
                                                                      ------------    ------------
   End of year                                                        $ 36,063,221    $ 27,425,720
                                                                      ============    ============



    The accompanying notes are an integral part of the financial statements.

IGC 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
MAY 31, 2005 AND 2004
--------------------------------------------------------------------------------

1.     DESCRIPTION OF THE PLAN

       The following brief description of IGC 401(k) Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       GENERAL
       The Plan is a defined contribution employee savings plan covering substantially all employees of Intermagnetics General Corporation (the "Company"). The Plan became effective on February 1, 1985, and was restated as of June 1, 1997. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       ELIGIBILITY
       An employee must complete 30 days of service from the date of employment, and have attained the age of 18 to be eligible to participate in the Plan. Employees can join the Plan on the first Monday of the month following the 30 days of employment.

       CONTRIBUTIONS
       Employees who elect to participate in the Plan may contribute on a pretax basis up to 75% of their annual compensation, not to exceed certain Internal Revenue Code (IRC) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investments of their contributions into various options offered by the Plan. The Company currently offers fourteen mutual funds, one insurance contract, brokerage option and company stock as investment options for participants. Employer contributions to the Plan are made equal to 50% of participant contributions, up to 5% of their gross compensation, which includes a participant's base compensation, overtime, fees, bonuses and commissions. Company contributions are allocated to investment options on the same basis as those chosen for participant contributions. Additional non-elective and/or profit-sharing contributions are at the discretion of the Company. Discretionary contributions of $1,111,345 and $590,794 were made for the years ended May 31, 2005 and 2004, respectively. The Company also contributes a supplemental frozen pension contribution for certain employees who were employed before or on November 30, 1997 and were a participant in the Intermagnetics General Corporation Pension Plan.

       PARTICIPANT ACCOUNTS
       Participants' accounts are credited with the participants' contributions and allocations of (a) the Company's contribution and, (b) Plan earnings. Allocations are based on participant account balances in the respective funds elected.

       VESTING
       All participants immediately vest in their contributions while employer matching contributions vest after one year of service, plus accumulated earnings thereon. A participant vests in non-elective and/or profit-sharing contributions, if any, based upon years of service and is 100% vested after five years of continuous service, death or disability, or upon attainment of age 65.

       FORFEITURES
       Forfeitures, if any, from accounts of non-vested terminated participants are allocated to pay administrative expenses or to reduce future employer contributions. Forfeitures used to reduce employer contributions for the year ended May 31, 2005 and 2004 totaled $31,406 and $62,655, respectively.

IGC 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
MAY 31, 2005 AND 2004
--------------------------------------------------------------------------------


       PARTICIPANT LOANS
       Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loans are collateralized by the balance in the participant's account. Loan terms may not exceed five years, unless for the purchase of a primary residence. The loans bear interest at a rate of prime plus 1% at the time the loan is made, as determined by the plan administrator.

       PAYMENT OF BENEFITS
       On termination of service due to death, disability or retirement, a participant becomes 100% vested and may elect to receive payment in the form of a lump-sum or defer payment until the later of death, disability, retirement or attainment of age 70-1/2. If a participant's account does not exceed $3,500 for participants joining the Plan before August 5, 1997 or $5,000 for participants joining the Plan thereafter, a lump-sum payment will be made.

       A participant may also elect benefits to be paid under the qualifying financial hardship provisions of the Plan.

       MERGER
       Effective January 31, 2005, MRI Devices Corporation 401(k) Profit Sharing Plan (MRI) and Invivo Corporation 401(k) Plan (Invivo) merged into the IGC 401(k) Retirement Savings Plan. As a result, all investments in mutual funds and participant loans were transferred from the two plans into the Plan on the aforementioned date. The total amount of the transfer to the Plan is $5,308,177 for Invivo and $2,656,062 for MRI for the year ended May 31, 2005.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF PRESENTATION
       The accompanying financial statements have been prepared on the accrual basis of accounting.

       INVESTMENTS
       Investments are stated at fair value. The fair value of investments in mutual funds is based on quoted market values on the last business day of the Plan year. Investments in insurance contracts are valued at contract value. Intermagnetics General Corporation common stock ("IGC Stock Fund") owned by the Plan is carried at market value based on the latest quoted market prices on the last business day of the plan year. Investments in common collective trusts are valued at the fair value of the Plan's share of the underlying investments. Participant loans are valued at cost, which approximates fair value.

       Security transactions are recorded on a trade-date basis. Gain or loss on sales of the Company's common stock is determined using the first-in, first-out (FIFO) method, and for mutual funds and common collective trusts, based on the average cost for investments in the respective funds.

       ADMINISTRATIVE EXPENSES
       The Plan's administrative expenses are paid by the Company for the years ended May 31, 2005 and 2004.

       USE OF ESTIMATES
       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

IGC 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
MAY 31, 2005 AND 2004
--------------------------------------------------------------------------------

       PAYMENTS OF BENEFITS
       Benefits are recorded when paid.

       RISKS AND UNCERTAINTIES
       The Plan provides for various investment options in any combination of stock or insurance contract and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the high level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3.     INVESTMENTS

       A summary of plan investments as of May 31 is as follows:

                                                                       2005                    2004
                                                                   -------------           -----------
                                                                    FAIR VALUE              FAIR VALUE
Investment in mutual funds:
   Oakmark International Fund                                      $ 1,329,240             $   312,936
   PIMCO High Yield Fund, Class A                                      787,702                 445,954
   PIMCO Total Return Fund, Class A                                  3,308,165 *             1,178,548
   American Century Equity Income                                      359,039                       -
   MainStay Balanced Fund RI                                         4,834,744 *                     -
   MainStay S&P 500 Index Fund I                                     1,920,061 *                     -
   The Growth Fund of America, Class R4                              6,003,345 *                     -
   Artisan Mid Cap Fund                                              1,291,079                       -
   Davis New York Venture Fund, Class A                              1,934,375 *                     -
   Forward Hoover Small Cap Equity                                     745,728                       -
   MainStay MAP Fund, Class R1                                       1,654,727                       -
   Third Avenue Small Cap Value                                      1,629,894                       -
   American EuroPacific Growth, Class R4                             1,824,287 *                     -
   NYL Brokerage Account                                                 3,205                       -
   Putnam Small Cap Value Fund                                               -                 992,358
   Ariel Appreciation Fund                                                   -               1,954,634 *
   Van Kampen Emerging Growth                                                -                 391,491
   Putnam Vista Fund                                                         -                 747,372
   Putnam Growth Opportunities Fund                                          -               2,602,795 *
   Putnam Research Fund                                                      -               1,261,688
   Putnam Asset Allocation Growth Portfolio                                  -               3,073,848 *
   Putnam Asset Allocation Balanced Portfolio                                -               1,565,741 *
   Putnam Asset Allocation Conservative Portfolio                            -                 303,221
   Putnam International Equity Fund                                          -                 744,597
   Putnam Money Market Fund                                                  -               3,071,225 *
   Putnam Equity Income Fund                                                 -                 872,725

IGC 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
MAY 31, 2005 AND 2004
--------------------------------------------------------------------------------

                                                                2005               2004
                                                           -------------     -------------
                                                             FAIR VALUE         FAIR VALUE
   Growth Fund of America, Class R3                                    -         2,165,139 *
   Columbia Small Cap Fund                                             -           372,909
   Putnam U.S. Government Income Trust                                 -         1,414,961 *

Investment in insurance contract:
   NYL Insurance Anchor Account I                              4,185,207 *               -

Investment in common/collective trust:
   Putnam S&P 500 Index Fund                                           -         1,361,830
Participant Loans                                                778,221           626,380
IGC Stock                                                      2,062,040 *       1,333,734
MainStay Cash Reserves                                           152,022                 -
                                                           -------------     -------------
     Total                                                 $  34,803,081     $  26,794,086
                                                           =============     =============

   * Represents 5% or more of net assets available for benefits

The related net appreciation in fair value for the years then ended follows:


                                                                 2005            2004
                                                            -----------------------------
                                                             FAIR VALUE       FAIR VALUE
Mutual Funds                                                 $ 1,392,180      $ 2,205,030
Common/Collective Trust                                           96,483          214,319
IGC Stock                                                        622,577          616,521
                                                             -----------      -----------
                                                             $ 2,111,240      $ 3,035,870
                                                             ===========      ===========



4.     INVESTMENT CONTRACT WITH INSURANCE COMPANY

       In 2005, the Plan entered into a benefit-responsive investment contract with New York Life Insurance Management (NYLIM). The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by NYLIM. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all of a portion of their investment at contract value.

       There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and credited interest rates were approximately 1.2% for 2005.

IGC 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
MAY 31, 2005 AND 2004
--------------------------------------------------------------------------------


5.     PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company may terminate the Plan at any time. If the Plan is terminated, the assets of the Plan shall be distributed to the participants based upon the participants' respective accumulated account balances.

6.     INCOME TAX STATUS

       The Internal Revenue Service has determined and informed the Company by a letter dated August 1, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.     RELATED-PARTY TRANSACTIONS

       Certain Plan investments are shares of mutual funds, common collective trust and an insurance contract managed by NYLIM after January 31, 2005 and Putnam prior to January 31, 2005. NYLIM and Putnam are custodians and record keepers as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Plan also invests in the common stock of the Plan's sponsor, Intermagnetics General Corporation, and holds participant loans. These transactions also qualify as party-in-interest transactions.

IGC 401(K) RETIREMENT SAVINGS PLAN
SCHEDULE H, LINE 4I, SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MAY 31, 2005 AND 2004
--------------------------------------------------------------------------------


                                                            DESCRIPTION OF                      CURRENT
        IDENTITY OF ISSUE                                     INVESTMENT                         VALUE
     Oakmark International Fund                               Mutual Fund                  $   1,329,240
   * NYL Insurance Anchor Account I                        Insurance Contract                  4,185,207
     PIMCO High Yield Fund, Class A                           Mutual Fund                        787,702
     PIMCO Total Return Fund, Class A                         Mutual Fund                      3,308,165
     American Century Equity Income                           Mutual Fund                        359,039
   * MainStay Balanced Fund RI                                Mutual Fund                      4,834,744
   * MainStay S&P 500 Index Fund I                            Mutual Fund                      1,920,061
     The Growth Fund of America, Class R4                     Mutual Fund                      6,003,345
     Artisan Mid Cap Fund                                     Mutual Fund                      1,291,079
     Davis New York Venture Fund, Class A                     Mutual Fund                      1,934,375
     Forward Hoover Small Cap Equity                          Mutual Fund                        745,728
   * MainStay MAP Fund, Class R1                              Mutual Fund                      1,654,727
     Third Avenue Small Cap Value                             Mutual Fund                      1,629,894
     American EuroPacific Growth, Class R4                    Mutual Fund                      1,824,287
     NYL Brokerage Account                                 Brokerage Account                       3,205
   * Participant Loans                                     Loans (5.00%-10.50%)                  778,221
   * IGC Stock                                                Common Stock                     2,062,040
   * MainStay Cash Reserves                                   Money Market                       152,022
                                                                                           -------------
                                                                                           $  34,803,081
                                                                                           =============

* Indicates that the issuer is a party-in interest as defined by ERISA.

                                   SIGNATURES
                                   ----------


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    INTERMAGNETICS GENERAL CORPORATION
                                    IGC SAVINGS PLAN
                                    (Name of Plan)


                                    By:  /s/Michael K. Burke
                                         -----------------------------
                                         Michael K. Burke
                                         Executive Vice President and
                                         Chief Financial Officer




Dated: November 23, 2005